                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.           )<F*>
                                        -----------


                           Central Garden & Pet Company
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0001535271
                      ------------------------------------
                                (CUSIP Number)

Karl Barnickol, 800 N. Lindbergh Boulevard, St. Louis, MO 63167, (314) 694-3586
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                August 3, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                         Page 1 of 78 pages

                                  SCHEDULE 13D

 CUSIP NO.  0001535271
          ---------------

=============================================================================
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company: 43-0420020
-----------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) / /
    n/a
-----------------------------------------------------------------------------
 3. SEC USE ONLY


-----------------------------------------------------------------------------
 4. SOURCE OF FUNDS

    WC
-----------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) or 2(e)

    n/a
-----------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------
                7. SOLE VOTING POWER

  NUMBER OF        600,000
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8. SHARED VOTING POWER
   OWNED BY
     EACH          n/a
   REPORTING    -------------------------------------------------------------
    PERSON      9. SOLE DISPOSITIVE POWER
     WITH
                   600,000
                -------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   n/a
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    600,000
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       / /
    SHARES

    n/a
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.43%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
=============================================================================

                                                         Page 2 of 78 Pages

Item 1. Security and Issuer.
---------------------------

    This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Central Garden & Pet Company, a Delaware corporation (the "Issuer"), whose executive offices are located at 3697 Mt. Diablo Boulevard, Suite 310, Lafayette,
California 94549. On August 3, 1995, Monsanto Company (the "Company"), a Delaware corporation, acquired 100 shares of Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer, which is convertible into 100,000 shares of Common Stock (subject to adjustment for stock splits, stock dividends, recapitalizations and similar events), and a warrant to purchase 500,000 shares of Common Stock (subject to adjustment for stock splits, stock dividends, recapitalizations and similar events) at $9.00 per share (the "Warrant"), pursuant to a Stock and Warrant Purchase Agreement by and between the Company and the Issuer dated as of July 21, 1995 (the "Purchase Agreement").


Item 2. Identity and Background.
-------------------------------

    This statement is filed by the Company, whose principal business is the worldwide manufacture and sale of a widely diversified line of agricultural products; chemical products, including plastics and manufactured fibers; pharmaceuticals; and food products, including low-calorie sweeteners. The Company's principal business and principal office are located at 800
North Lindbergh Boulevard, St. Louis, Missouri 63167.

    During the last five years, neither the Company nor any of its executive officers, directors or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    During the last five years, neither the Company nor any of its executive officers, directors or controlling persons, has been, and is not now (a) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.
---------------------------------------------------------

    The amount and source of funds used to purchase the Preferred
Stock and the Warrant are Nine Hundred Thousand Dollars ($900,000), from the Company's current working capital.


Item 4. Purpose of Transaction.
------------------------------

    On July 21, 1995, The Solaris Group, a strategic business unit of the Company, entered into an agreement for a retail distribution alliance with the Issuer pursuant to which the Issuer will become the master agent/distributor of The Solaris Group's lawn and garden chemical products nationwide. In conjunction with such agreement, the Company entered into the Purchase Agreement and agreed to invest $900,000 in the Issuer for the purpose of acquiring the Preferred Stock and the Warrant solely for investment purposes. The number of shares of Common Stock into which the Preferred Stock is convertible and for which the Warrant may be exercised is subject to adjustment in the event of stock splits, stock dividends, recapitalizations

                                                         Page 3 of 78 Pages
and other similar events, as described in the Purchase Agreement. Pursuant to an Amendment to Registration Agreement by and among the Company, the Issuer and certain shareholders of the Issuer dated as of August 3, 1995 (the "Amendment"), the Issuer has agreed to register the shares of Common Stock acquired by the Company pursuant to the Securities Act of 1933, as amended, upon demand by the Company and on the terms and conditions described in the Amendment, to facilitate the Company's ultimate disposition of such Common Stock. No such demand has been made by the Company.

Item 5. Interest in Securities of the Issuer.
--------------------------------------------

(a) The Company may convert the Preferred Stock into Common Stock at any time, and may exercise the Warrant for Common Stock at any time during the term of the Warrant. As determined in accordance with Rule 13d-3(d), after giving effect to the conversion of the Preferred Stock into Common Stock and the complete exercise of the Warrant for Common Stock, the Company is the beneficial owner of 600,000 shares of the Common Stock, representing approximately 17.43% of the issued and outstanding shares of the Common Stock.

(b) As determined in accordance with Rule 13d-3(d), the Company has sole voting power and sole dispositive power with respect to 600,000 shares of the Common Stock.

(c) Except as set forth in Item 4, no transactions have been effected by the Company during the past sixty (60) days with respect to shares of Common Stock.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with
----------------------------------------------------------------------
Respect to Securities of the Issuer.
-----------------------------------

     On July 21, 1995, The Solaris Group, a strategic business unit of the Company, entered into an agreement for a retail distribution alliance with the Issuer pursuant to which the Issuer will become the master agent/distributor of The Solaris Group's lawn and garden chemical products nationwide. In conjunction with such agreement, the Company entered into the Purchase Agreement and agreed to invest $900,000 in the Issuer pursuant to the Purchase Agreement for the purpose of acquiring the Preferred Stock and the Warrant solely for investment purposes.

     The number of shares of Common Stock into which the Preferred Stock is convertible and for which the Warrant may be exercised is subject to adjustment in the event of stock splits, stock dividends, recapitalizations and other similar events, as described in the Warrant.

     The Company may convert the Preferred Stock into Common Stock at any time, and may exercise the Warrant for Common Stock at $9.00 per share at any time during the term of the Warrant. The Warrant expires on the earlier of (i) the 10th anniversary of the Warrant issue date (August
3, 2005) or (ii) the occurrence of certain events as set forth in the Purchase Agreement. During the term of the Warrant, the Company may put the Warrant to the Issuer

                                                         Page 4 of 78 Pages
at a price equal to the number of shares of Common Stock issuable upon its exercise at the time of such put multiplied by the positive difference between the market price of the Common Stock at the time of such put and the exercise price (the "Put Amount"); provided, that the Issuer, at its option, may pay the Put Amount in cash or in such number of shares of Common Stock equal to the Put Amount divided by the market price of the Common Stock at the time of such put.

     Pursuant to an Amendment to Registration Agreement by and among the Company, the Issuer and certain shareholders of the Issuer dated as of August 3, 1995 (the "Amendment"), the Issuer has agreed to register the shares of Common Stock acquired by the Company pursuant to the Securities Act of 1933, as amended, upon demand by the Company and on the terms and conditions described in the Amendment, to facilitate the Company's ultimate disposition of such Common Stock. No such demand has been made by the Company.

Item 7. Material to be FIled as Exhibits
----------------------------------------

     1. Stock and Warrant Purchase Agreement by and between Monsanto Company and Central Garden Pet Company dated as of July 21, 1995.

     2. Amendment to Registration Agreement by and among Monsanto Company, Central Garden & Pet Company, and the Purchasers dated as of August 3, 1995.

     3. Letter from The Solaris Group to Central Garden & Pet Company dated August 3, 1995 regarding the Amendment to Registration Agreement.

                            Signature
                            ---------

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 1995         MONSANTO COMPANY, a Delaware corporation


                              By: /s/ J.R. Bley, Jr.
                                 -------------------------
                              Name: J.R. Bley, Jr.
                                   -----------------------
                              Title: Assistant Secretary
                                    ----------------------


                                                         Page 5 of 78 Pages

                          EXHIBIT INDEX

    Exhibit                                                    Page Number
    -------                                                    -----------

1.  Stock and Warrant Purchase Agreement by and between
    Monsanto Company and Central Garden & Pet Company dated as of July 21, 1995.

2. Amendment to Registration Agreement by and among Monsanto Company, Central Garden & Pet Company, and the Purchasers dated as of August 3, 1995.

3.  Letter from The Solaris Group to Central Garden &
    Pet Company dated August 3, 1995 regarding the
    Amendment to Registration Agreement.






                                                         Page 6 of 78 Pages

PURSUANT TO SECTION 232.101(a)(2)(ii) OF REGULATION S-T, EXHIBITS A AND B OF THIS AMENDMENT NO. 3 TO SCHEDULE 13D PREVIOUSLY FILED IN PAPER FORMAT ON MAY 6, 1993 ARE NOT REQUIRED TO BE FILED AS PART OF THIS FIRST REQUIRED SCHEDULE 13D ELECTRONIC FILING.

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)<F*>


                           Central Garden & Pet Company
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.01 per value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0001535271
                      ------------------------------------
                                (CUSIP Number)

Karl Barnickol, 800 N. Lindbergh Boulevard, St. Louis, MO 63167, (314) 694-3586
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                 Not Applicable
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                         Page 1 of 3 pages

                                  SCHEDULE 13D

 CUSIP NO.  0001535271
          ---------------

=============================================================================
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company: 43-0420020
-----------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) / /
    n/a
-----------------------------------------------------------------------------
 3. SEC USE ONLY


-----------------------------------------------------------------------------
 4. SOURCE OF FUNDS

    WC
-----------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) or 2(e)

    n/a
-----------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------
                7. SOLE VOTING POWER

  NUMBER OF        600,000
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8. SHARED VOTING POWER
   OWNED BY
     EACH          n/a
   REPORTING    -------------------------------------------------------------
    PERSON      9. SOLE DISPOSITIVE POWER
     WITH
                   600,000
                -------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   n/a
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    600,000
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       / /
    SHARES

    n/a
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.59%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
=============================================================================

                                                         Page 2 of 3 Pages

Item 1. Security and Issuer.
---------------------------

    This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Central Garden & Pet Company, a Delaware corporation (the "Issuer"), whose executive offices are located at 3697 Mt. Diablo Boulevard, Suite 310, Lafayette,
California 94549. On August 3, 1995, Monsanto Company (the "Company"), a Delaware corporation, acquired 100 shares of Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer, which is convertible into 100,000 shares of Common Stock (subject to adjustment for stock splits, stock dividends, recapitalizations and similar events), and a warrant to purchase 500,000 shares of Common Stock (subject to adjustment for stock splits, stock dividends, recapitalizations and similar events) at $9.00 per share (the "Warrant"), pursuant to a Stock and Warrant Purchase Agreement by and between the Company and the Issuer dated as of July 21, 1995 (the "Purchase Agreement").


Item 2. Identity and Background.
-------------------------------

    This statement is filed by the Company, whose principal business is the worldwide manufacture and sale of a diversified line of agricultural products; pharmaceuticals; food ingredients; and chemical products. The Company's principal business and principal offices are located at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167.

Item 5. Interest in Securities of the Issuer.
--------------------------------------------

This amendment is being filed because the Issuer has made several public stock offerings of its Common Stock since the Company filed its original Schedule 13D in 1995. As a result, while the Company has not acquired or disposed of any Common Stock of the Issuer, the increase in the Issuer's outstanding Common Stock has resulted in the decrease to 4.59% of the Company's percentage of ownership of the Issuer's
Common Stock. This percentage of ownership is now below the reporting requirement threshold. This form is being filed to reflect that decrease and to terminate the Company's reporting obligations.


                            Signature
                            ---------

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 21, 1997          MONSANTO COMPANY, a Delaware corporation


                              By: /s/ Karen L. Knopf
                                 -------------------------
                              Name: Karen L. Knopf
                                   -----------------------
                              Title: Assistant Secretary
                                    ----------------------

                                                         Page 3 of 3 Pages